June 21, 2010
VIA EDGAR SUBMISSION
Mr. J. Nolan McWilliams
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Request for Accelerated Effectiveness of Pinnacle Entertainment, Inc.’s Registration Statement on Form S-4, File No. 333-165747 (the “Registration Statement”)
Dear Mr. McWilliams:
     In accordance with Rule 461 of the Securities Act of 1933, as amended, Pinnacle Entertainment, Inc. and the other registrants set forth in the Registration Statement (collectively, the “Registrants”) hereby request acceleration of the effective date of the above-referenced Registration Statement. Subject to your approval, the Registrants hereby request that the Registration Statement be declared effective on June 24, 2010 at 10:00 a.m. Washington, D.C. time or as soon thereafter as practicable.
     If you have any questions regarding this request, please do not hesitate to telephone the undersigned at (702) 541-7777 or Ashok Mukhey, Esq. at (310) 277-1010.
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Very truly yours,

Pinnacle Entertainment, Inc.
a Delaware corporation

By:		/s/ Stephen H. Capp

Stephen H. Capp, Executive Vice President and Chief Financial Officer

BILOXI CASINO CORP., a Mississippi corporation
President Riverboat Casino-Missouri, Inc., a Missouri corporation

By:		/s/ Stephen H. Capp

Stephen H. Capp, Chief Financial Officer and Treasurer

Casino Magic Corp., a Minnesota corporation
St. Louis Casino Corp., a Missouri corporation

By:		/s/ Stephen H. Capp

Stephen H. Capp, Chief Financial Officer

Casino One Corporation, a Mississippi corporation
PNK (BOSSIER CITY), Inc., a Louisiana corporation

By:		/s/ Stephen H. Capp

Stephen H. Capp, Treasurer

AREH MLK LLC, a Delaware limited liability company
AREP Boardwalk Properties LLC,
a Delaware limited liability company
PNK Development 13, LLC, a New Jersey limited liability company
PSW Properties LLC, a Delaware limited liability company
By:		Biloxi Casino Corp.
Sole Member

	By:	/s/ Stephen H. Capp

Stephen H. Capp, Chief Financial Officer and Treasurer

PNK (SCB), L.L.C., a Louisiana limited liability company
By:	PNK Development 7, LLC Sole Member
	By:	Pinnacle Entertainment, Inc. Sole Member

		By:	/s/ Stephen H. Capp

Stephen H. Capp, Executive Vice President and Chief Financial Officer

Belterra Resort Indiana, LLC, a Nevada limited liability company
Boomtown, LLC, a Delaware limited liability company
PNK (CHILE 1), LLC, a Delaware limited liability company
PNK (CHILE 2), LLC, a Delaware limited liability company
PNK Development 7, LLC, a Delaware limited liability company
PNK Development 8, LLC, a Delaware limited liability company
PNK Development 9, LLC, a Delaware limited liability company
PNK (ES), LLC, a Delaware limited liability company
PNK (Reno), LLC, a Nevada limited liability company
PNK (River City), LLC, a Missouri limited liability company
PNK (STLH), LLC, a Delaware limited liability company
PNK (ST. LOUIS RE), LLC, a Delaware limited liability company
PNK (LAKE CHARLES), L.L.C.,
a Louisiana limited liability company

By:	Pinnacle Entertainment, Inc.
Sole Member

	By:	/s/ Stephen H. Capp

Stephen H. Capp, Executive Vice President and Chief Financial Officer

ACE Gaming, LLC, a New Jersey limited liability company
Mitre Associates LLC, a Delaware limited liability company
By:	PNK Development 13, LLC,
Sole Member
	By:	Biloxi Casino Corp.
Its Sole Member

		By:	/s/ Stephen H. Capp

Stephen H. Capp, Chief Financial Officer and Treasurer

OGLE HAUS, LLC, an Indiana limited liability company
By:	Belterra Resort Indiana, LLC
Sole Member
	By:	Pinnacle Entertainment, Inc.
Sole Member

		By:	/s/ Stephen H. Capp

Stephen H. Capp, Executive Vice President and Chief Financial Officer

PNK (BATON ROUGE) PARTNERSHIP
A Louisiana partnership
By:	PNK Development 8, LLC
Managing Partner
	By:	Pinnacle Entertainment, Inc.
Its Sole Member

		By:	/s/ Stephen H. Capp

Stephen H. Capp, Executive Vice President and Chief Financial Officer

Louisiana-I Gaming, a Louisiana Partnership in Commendam
By:	Boomtown, LLC
Its General Partner
	By:	Pinnacle Entertainment, Inc.
Its Sole Member

		By:	/s/ Stephen H. Capp

Stephen H. Capp, Executive Vice President and Chief Financial Officer

Yankton Investments, LLC,
a Nevada limited liability company

By:	/s/ John A. Godfrey

John A. Godfrey, Manager